FIRST FINANCIAL
CORPORATION
One First Financial Plaza
Terre Haute, IN 47807

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Kevin W. Vaughn, Branch Chief Donald Walker, Senior Assistant Chief Accountant

Re:	First Financial Corporation, Terre Haute, Indiana. Form 10-K for the fiscal year ended December 31, 2006 File No. 000-16759

Ladies and Gentlemen:

First Financial Corporation (the “Company”) hereby submits the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received April 5, 2007 concerning the above-referenced Form 10-K of the Company. The Staff’s comments are addressed in the order in which they were presented in the Staff’s letter.

COMMENTS AND RESPONSES

Financial Statements

Note 1. Business and Significant Accounting Policies

1.
We note your disclosure on page 14 regarding First Financial Reinsurance Company, your wholly-owned subsidiary incorporated in the country of Turks and Caicos Islands, as well as your other various insurance related subsidiaries. For purposes of greater transparency for the reader, please address the following regarding your insurance activities:

•	Revise your future filings to clearly describe the nature and extent of business transacted by First Financial Reinsurance Company.

United States Securities and Exchange Commission
April 19, 2007

First Financial Reinsurance Company assumes a portion of the insurance risk on the credit life and credit disability policies sold by the Company’s banking operations. The risk is assumed from Minnesota Life Insurance Company.

Our proposed disclosure regarding this matter would read as set forth in the above paragraph.

•	Tell us and briefly disclose the business purpose for domiciling First Financial Reinsurance Company in the country of Turks and Caicos Islands.

The Company determined to domicile First Financial Reinsurance Company in the Turks and Caicos Islands primarily because the costs of operating an offshore-domiciled reinsurance company are less than the costs of operating a reinsurance company domiciled in the United States. Additionally, the regulatory requirements imposed by the regulatory structure in the Turks and Caicos Islands are generally less burdensome than those imposed in the Untied States (for example, the greater cost and effort of responding to triennial examinations in the United States compared to the cost and effort of responding to an examination in the Turks and Caicos Islands).

Our proposed disclosure regarding this matter would read as set forth in the above paragraph.

•
Please revise your future filings to clearly identify the type of insurance products and contracts written by First Financial Reinsurance Company, and quantify the amount of such business transacted during the periods presented. Specify whether the entity enters into short-duration or long-duration contracts.

First Financial Reinsurance Company assumes risk only on the credit life insurance and credit disability insurance policies sold by the Company’s banking operations. All of these contracts were short-duration contracts.

Our proposed disclosure regarding this matter would read as follows:

First Financial Reinsurance Company assumed risk on the credit life insurance and credit disability insurance policies sold by the Company’s banking operations in the amount of $7.9 million for the period presented. All of these contracts were short-duration contracts.

United States Securities and Exchange Commission
April 19, 2007

•
Please revise your future filings to provide the disclosures required by SFAS 60 and SFAS 113, or tell us specifically why you believe this guidance is not applicable to your situation. Refer to paragraph 27 of SFAS 113 which requires quantification of insurance assumed and ceded. To the extent certain of your subsidiaries do not absorb insurance risk or write insurance paper, clearly disclose this fact.

We believe that the amount of insurance risk accepted in the amount of $7.9 million and the related premiums received of $181 thousand are immaterial to the financial statements of the Company. Total gross earnings related to the reinsurance activity for First Financial Reinsurance Company of $203 thousand is less than 1% of net income.

•	Revise your future filings to clearly identify any related party nature to the transactions entered into by your insurance subsidiaries.

First Financial Reinsurance Company does not engage in any transactions directly with its parent or other related entities. Its only business is to assume certain insurance credit risk from Minnesota Life Insurance Company on the credit life insurance and credit disability insurance policies sold by the Company’s banking operations. As such, there is no “related party nature” to the transactions entered into by First Financial Reinsurance Company. Should there be any such transactions in the future, these transactions will be clearly identified in our filings.

•
To the extent that First Financial Reinsurance Company is providing “self-insurance” to its parent or other related entities, clearly disclose the fact in future filings and quantify the extent of such activities. Clearly disclose how you accounted for intercompany transactions in your consolidated financial statements.

First Financial Reinsurance Company is not providing “self-insurance” to its parent or other related entities. It only covers the credit insurance risk that it assumes from Minnesota Life Insurance Company on the credit life insurance and credit disability insurance policies sold by the Company’s banking operations, as discussed above. As such, there are no intercompany transactions related to First Financial Reinsurance Company and its parent or other related entities.

United States Securities and Exchange Commission
April 19, 2007

As requested in your letter, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings of the Company; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (812) 238-6242.

Sincerely,

/s/ Michael A. Carty
Michael A. Carty, Chief Financial Officer